A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf


02015827

Office of International Corporation
Finance
Mail Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


RECEIVED
MAR 07 2002
364

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2002-03-05

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
P MAR 29 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of March 5, 2002 "Henkel: Good performance and clear prospects".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Dr. Braun   Kühn

3/14

Enc.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 050302.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

Press release


MAR 0 7 2002
354

Focus on brands and technologies

Henkel: Good performance and clear prospects

Even in these economically difficult times, the Henkel Group has managed to remain on its successful course: it realized sales of 13.1 billion euros in 2001 and operating profit of 1.2 billion euros. The Henkel Group expects a marked increase in operating profit in 2002 on a comparable basis.

Düsseldorf – In fiscal 2001, the Henkel Group recorded **sales** of 13.1 billion euros, an increase of 2.2 percent. Sales of its core businesses (excluding Cognis and Henkel-Ecolab) rose by 4.9 percent to 9.4 billion euros.

Operating profit (EBIT) grew by 27.4 percent to 1.2 billion euros. The return on sales amounted to 9.3 percent. Included in the operating profit are the gains from the sale of Cognis (545 million euros before deduction of Cognis net earnings attributable to purchaser) and Henkel-Ecolab (358 million euros) as well as charges related to a special restructuring program (327 million euros) and exceptional write-downs of goodwill amounting to 251 million euros. Operating profit excluding exceptional items amounted to 885 million euros, 6.8 percent down on the 2000 figure.

At 20.1 percent, the **return on capital employed (ROCE)**, i.e. the ratio between operating profit before goodwill amortization and capital employed, was 5.3 percentage points up on the level of the previous year. Excluding exceptional items the return on capital employed amounted to 13.1 percent.

Net earnings for the year amounted to 541 million euros (plus 7.1 percent). Excluding exceptional items, net earnings fell by 5.7 percent to 476 million euros.

At 1,273 million euros, **cash flow** from operating activities for 2001 was 566 million euros above the figure for the previous year, mainly due to substantially reduced funds being tied up in working capital.

The respective corporate bodies will recommend to the Annual General Meeting on May 6, 2002, that the **dividend** for the 2001 financial year be kept at the high level of the previous year. This means that the shareholders will receive 1.06 euros per ordinary share and 1.12 euros per preferred share. The dividend payout ratio equals 31.1 percent.

The performance of the business sectors varied during the past financial year: the branded business sectors Laundry & Home Care and Cosmetics/Toiletries showed a very good development while the business sectors Consumer and Craftsmen Adhesives and Henkel Technologies felt the impact of the weakness in their customer industries. The main figures read as follows:

- The **Laundry & Home Care** business sector increased sales by 8.7 percent to 3.1 billion euros. At 243 million euros, operating profit was up 12.9 percent on the high figure for the previous year.

- The **Cosmetics/Toiletries** business sector achieved sales of 2.1 billion euros. This corresponds to a plus of 2.8 percent. Operating profit increased by 12.0 percent to 166 million euros.

- Sales of the new business sector **Consumer and Craftsmen Adhesives** totaled 1.3 billion euros and were much the same as in the previous year. Operating profit fell by 30.6 percent to 110 million euros.

- The sales figure for the newly formed business sector **Henkel Technologies** rose by 5.6 percent to 2.8 billion euros, primarily due to acquisitions. Operating profit decreased by 28.5 percent to 138 million euros.

In **Europe** sales amounted to 6.8 billion euros, 3.8 percent above the previous year. Sales generated by the German companies were at the same level as in the previous year. In **North America** sales increased by 7.2 percent to 1.4 billion euros. In **Latin America**, sales grew by 22.6 percent to 487 million euros. Sales in the **Asia-Pacific** region increased by 0.5 percent to 754 million euros.

In fiscal 2001, **capital expenditures** amounted to approx. 1.4 billion euros. Investments in intangible assets amounted to 132 million euros, expenditure on property, plant and equipment was 561 million euros, and financial assets accounted for 682 million euros.

Expenditure on **Research and Development** rose in 2001 by 7 percent to 343 million euros. Its share of sales amounted to 2.6 percent. Excluding Cognis and Henkel-Ecolab, the Company's R&D investment amounted to 255 million euros, 9 percent more than the previous year. The average number of employees engaged in research and development worldwide (without Cognis and Henkel-Ecolab) was around 3,000.

Due to the sale of Cognis and Henkel-Ecolab, the number of **employees** at the Henkel Group decreased by 15,150 to a workforce of 45,753 worldwide. The proportion of employees abroad remained virtually unchanged at 75 percent.

Focusing on brands and technologies

"Henkel will now be concentrating fully on its strong brands and advanced technologies", says Dr. Ulrich Lehner, President and Chief Executive Officer of the Henkel Group.
As of January 2002, a third brand business sector, Consumer and Craftsmen Adhesives, was added to the business sectors Laundry & Home Care and Cosmetics/Toiletries. Excellent growth potential opens up for this business sector through the further extension of the strong brand portfolio and the expansion into new regional markets.

The three business units Industrial Adhesives, Engineering Adhesives (Loctite) and Surface Technologies have been combined in a new business sector, Henkel Technologies. This merger of all the technologies businesses under one management creates synergies and allows the relevant markets to be developed more effectively and to focus more closely on the specific needs of their customers.

On the basis of the continuing operations, 70 percent of sales are now related to consumer goods, while Henkel Technologies represent 30 percent of sales.

"Strong for the Future"

The Henkel Group invested a total of 327 million euros last year in its special restructuring program "Strong for the Future". The objective of this worldwide program is to reduce costs in production, marketing and administration in the long term and to strengthen the competitiveness of all business sectors.

Outlook

The Henkel Group expects the economic climate to remain difficult at least for the first half of 2002. The Company's targets for 2002 are as follows:

- Profitable growth to strengthen the continuing operations
- Strict control of costs, capital expenditure and working capital
- Maximizing synergies from the new composition of the portfolio

The Henkel Group forecasts an increase in sales to more than 10 billion euros in 2002. With the new corporate structure – excluding Cognis and Henkel-Ecolab - an increase in operating profit of a good 10 percent is also expected.

March 5, 2002

Any forward-looking statements contained in this press release represent our best judgment as to what will occur in the future. The Company's actual results could differ materially from those contained herein and will depend on a number of competitive and economic factors, some of which will be outside the control of the Company.

Contact:

Henkel Group
Corporate Communications

Ernst Primosch
Phone: 0211-797-3533
Fax: 0211-798-2484
e-mail: ernst.primosch@henkel.com

Lars Witteck
Phone: 0211-797-2606
Fax: 0211-798-4040
e-mail: lars.witteck@henkel.com

Internet: press.henkel.com